                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                       Caring Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141904-40-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Steven A. Saide, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                            New York, New York 10167
                                  212-692-1852
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

SCHEDULE 13D                          FORMS
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 141904-40-9                  13D                     PAGE 2 OF 6 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond A. Bills
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     American
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7       SOLE VOTING POWER

                                   9,000,000
--------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY    8       SHARED VOTING POWER

                                   0
--------------------------------------------------------------------------------
     EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                   9,000,000
--------------------------------------------------------------------------------
       PERSON WITH         10      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Caring Products International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 9288, Seattle, WA 98109.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Raymond A. Bills ("Reporting Person").

         (b) The residences address of the Reporting Person is 38 Spur Circle, Scottsdale, AZ 85251.

         (c) The present principal occupation of the Reporting Person is private investor.

         (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         The source of funds for the acquisition of the Common Stock by the Reporting Person was personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Reporting Person owns the Common Stock for investment purposes only.

         (a) The Reporting Person does not have any plan or proposal that relates to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) The Reporting Person does not have any plan or proposal that relates to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) The Reporting Person does not have any plan or proposal that relates to or would result in a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) In connection with the issuance of shares to the Reporting Person, all but one of the members of the Board of Directors resigned, and the Reporting Person was elected a Director of the Company subject to compliance with Rule 14f-1 of the Securities and Exchange Act of 1934;

         (e) The Reporting Person does not have any plan or proposal that relates to or would result in any material change in the present capitalization or dividend policy of the issuer;

         (f) The Reporting Person does not have any plan or proposal that relates to or would result in any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, based upon a total of 3,056,343 shares of Common Stock outstanding as reported on the Company's most recently filed Form 10-QSB for the quarter ended December 31, 2000, and giving effect to the issuance of the Common Stock to Reporting Person, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 9,000,000 shares of Common Stock, representing approximately 74.6% of the Company's Common Stock.

         (b) Reporting Person has the sole power to vote or dispose with respect to all of the shares of Common Stock that he holds directly.

         (c) On March 30, 2001, the Company issued 9,000,000 shares of Common Stock to Reporting Person for an aggregate consideration of $250,000.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Subscription Agreement between Caring Products International, Inc. and Raymond A. Bills, dated March 30, 2001.

SCHEDULE 13D                          FORMS
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 3, 2001


                                       /s/ Raymond A. Bills
                                       ----------------------------------
                                       Raymond A. Bills

                       CARING PRODUCTS INTERNATIONAL, INC.

                             SUBSCRIPTION AGREEMENT
                                  ("AGREEMENT")

Caring Products International, Inc.
3317 Third Avenue South
Seattle, Washington 98134

Ladies and Gentlemen:

    The undersigned ("Subscriber") understands that Caring Products International, Inc., a Delaware corporation (the "Company"), desires to issue 9,000,000 shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), on the terms and conditions set forth below and the Subscriber desires to purchase the Shares.

    Accordingly, the Subscriber and the Company hereby agree as follows:

         1. Subscription. Subscriber hereby subscribes for and agrees to purchase the Shares from the Company. The aggregate purchase price for the Shares is $250,000 (the "Purchase Price").

         2. Purchase Procedure. Subscriber acknowledges that, in order to subscribe for the Shares, he must, and does hereby, deliver to the Company:

         2.1 An executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization, if required; and

         2.2 A check, subject to collection, or wire transfer in immediately available funds, in an amount equal to the Purchase Price, made payable to the order of "Bryan Cave LLP, as Escrow Agent for Caring Products International, Inc." or shall cause a wire transfer of immediately available funds in favor of Bryan Cave LLP, as Escrow Agent for Caring Products International, Inc. for such amount, to the following account: The Bank of New York, 360 Park Avenue, New York, NY 10022, ABA no.: 021000018, Account no.: 6372300041, for the benefit of Bryan Cave LLP Attorney IOLA account, ref. Caring Products.

         3. Representations of Subscriber. By executing this Agreement, Subscriber represents, warrants, acknowledges and agrees as follows:

         3.1 Subscriber acknowledges that he has received, carefully read and understands in their entirety (i) this Agreement; (ii) the Company's annual report on Form 10-KSB for the fiscal year ended March 31, 2000, as filed with the Securities and Exchange Commission (the "SEC"); (iii) the Company's quarterly reports on Form 10-QSB for the three month periods ended June 30, 2000, September 30, 2000 and December 31, 2000, as filed with the SEC; and (iv) all information that he (together with his advisers, and any purchaser representative) has deemed necessary to verify the accuracy and completeness of the Company's representations, warranties and covenants made herein, all of which are incorporated by reference; and (vi) written (or verbal) answers to all questions Subscriber submitted to the Company regarding an investment in the Company; and Subscriber has relied on the information contained therein and has not been furnished with any other documents, offering literature, memorandum or prospectus.

         3.2 Subscriber understands that (i) the Shares being purchased hereunder have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws, or the laws of any foreign jurisdiction; (ii) Subscriber cannot sell the Shares unless they are registered under the Securities Act and any applicable state securities laws or unless exemptions from such registration requirements are available; (iii) a legend will be placed on any certificate or other document evidencing the Shares, stating that they have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sales thereof; (iv) the Company will place stop transfer instructions against the Shares to restrict the transfer thereof; and (v) the Company has no obligations to register the Shares or assist Subscriber in obtaining an exemption from the various registration requirements. Subscriber agrees not to resell the Shares without compliance with the terms of this Agreement, the Securities Act and any applicable state or foreign securities laws.

         3.3 Subscriber (i) is acquiring the Shares solely for his own account for investment purposes only and not with a view toward resale or distribution, either in whole or in part; and (ii) has no contract, undertaking, agreement or other arrangement, in existence or contemplated, to sell, pledge, assign or otherwise transfer the Shares to any other person.

         3.4 Subscriber understands that an investment in the Shares involves substantial risks and Subscriber recognizes and understands the risks relating to the purchase of the Shares, including that Subscriber could lose the entire amount of his investment in the Shares.

         3.5 Subscriber has read and complies with the Investor Suitability Standards appended hereto as Appendix A. Subscriber has, either alone or together with his Purchaser Representative (as that term is defined in Regulation D under the Securities Act), such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of an investment in the Company. Subscriber is an "accredited investor," as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

         3.6 Subscriber's investment in the Company is reasonable in relation to his net worth and financial needs and he is able to bear the economic risk of losing his entire investment in the Shares.

         3.7 Subscriber understands that (i) the offering contemplated hereby has not been reviewed by any federal, state or other governmental body or agency; (ii) if required by the laws or regulations of said state(s) the offering contemplated hereby will be submitted to the appropriate authorities of such state(s) for registration or exemption therefrom; and (iii) documents used in connection with this offering have not been reviewed or approved by any regulatory agency or government department, nor has any such agency or government department made any finding or determination as to the fairness of the Shares for investment.

         3.8 Subscriber is aware that although the Company is a reporting issuer, there is no active trading market for the Shares, there can be no assurance that a market for the Shares will develop or be maintained, and, therefore, Subscriber may have to hold the Shares indefinitely. Subscriber has adequate means of providing for his current needs and personal and family contingencies, has no need for liquidity in the investment contemplated hereby, and is able to bear the risk of loss of his entire investment.

         3.9 Subscriber (i) is a citizen or resident of the United States of America, (ii) is at least 21 years of age, and (ii) maintains his domicile (and is not a transient or temporary resident) at the address shown on the Signature Page below.

         3.10 All information which Subscriber has provided the Company concerning Subscriber, his financial position and his knowledge of financial and business matters, is correct and complete as of the date hereof, and if there should be any change in such information, Subscriber will immediately provide the Company with such new information. Subscriber agrees that financial and other information concerning the Subscriber may be disclosed by the Company to any persons or entities that may enter into a transaction with the Company.

         3.11 Subscriber shall not sell, assign, encumber or transfer all or any part of the Shares being acquired (except a transfer upon death, incapacity or bankruptcy or a transfer without consideration to a spouse and/or children and/or a trust for the benefit of such family members), unless the Company has determined, upon the advice of counsel for the Company, that no applicable United States federal or state securities laws will be violated as a result of such transfer. The Company may require an opinion of counsel acceptable to the Company to the effect that such transfer or assignment (i) may be effected without registration of the Shares under the Securities Act, and (ii) does not violate any applicable federal, state or other securities laws.

         3.12 Subscriber represents that the Company has made available all information which Subscriber deemed material to making an informed investment decision in connection with his purchase of the Shares; that Subscriber is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables Subscriber to obtain information from the Company in order to evaluate the merits and risks of this investment; and that Subscriber has been represented by counsel and been advised concerning the risks and merits of this investment. Further, Subscriber acknowledges that the Company has made available to Subscriber the opportunity to ask questions of, and receive answers from the Company, its officers, directors and other persons acting on its behalf, concerning the terms and conditions of his purchase and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information disclosed to Subscriber. Further, Subscriber represents that no statement, printed material or inducement was given or made by the Company or anyone on its behalf which is contrary to the information disclosed to Subscriber.

         3.13 Subscriber is familiar with the nature and extent of the risks inherent in investments in unregistered securities and has determined, either personally or in consultation with Subscriber's Purchaser Representative or attorney, that an investment in the Company is consistent with Subscriber's investment objectives and income prospects. Subscriber understands that the Company has no substantial assets, no current operations and has incurred losses to date; that the Company may need to obtain additional capital through debt and/or equity financing to implement its business plan; and that there can be no assurance that such financing will be obtained, or will be obtained on terms that are acceptable to the Company.

         3.14 The certificates evidencing the Shares will contain a legend substantially as follows:

    THE SECURITIES WHICH ARE REPRESENTED HEREBY HAVE NOT BEEN THE SUBJECT OF REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNTIL A REGISTRATION STATEMENT WITH RESPECT THERETO IS DECLARED AND REMAINS EFFECTIVE UNDER SUCH ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE COMPANY THAT AN EXEMPTION FROM REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE.

         3.15 Subscriber acknowledges that the Company has the unconditional right to accept or reject this subscription, in whole but not in part. The Company will notify Subscriber whether the subscription contained herein is accepted or rejected. If such subscription is rejected, payment will be returned to Subscriber in full without deduction or interest.

         3.16 The Purchase Price of the Shares offered hereby was determined by arms-length negotiation, does not bear any relationship to the assets, book value, results of operations, net worth, or other objective criteria of value applicable to the Company and should not be considered an indication of the actual value of the Company.

         3.17 The Company has not retained any independent professionals to review or comment on this offering on behalf of, or to otherwise protect the interests of, Subscriber hereunder. Although the Company has retained its own counsel, neither such counsel nor any other counsel has made, on behalf of the subscriber, any independent examination of any factual matters represented by management herein or in the documents provided herewith, and purchasers of the Shares offered hereby should not rely on the counsel retained by the Company with respect to any matters herein described.

         3.18 The Company has not paid any dividends on its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

         3.19 There can be no assurance that the Company will be able to operate profitably in the future.

         3.20 Subscriber expressly acknowledges and understands that, in connection with the offer and sale of the Shares to Subscriber, the Company is relying upon Subscriber's representations and warranties as contained in this Agreement.

         3.23 Subscriber has not employed any broker, finder or similar agent and no person or entity with which he has had any dealings or communications of any kind is entitled to any brokerage, finder's or placement fee or any similar compensation in connection with the purchase and sale of the Shares.

         4. Representations of Company. The Company and, by her signature below, Susan A. Schreter ("Schreter"), the Company's president, jointly and severally, hereby represent, warrant and agree with Subscriber as follows:

         4.1 The Company is a corporation duly organized, existing and in good standing under the laws of the State of Delaware and has the corporate power to conduct the business which it conducts and proposes to conduct.

         4.2 The execution, delivery and performance of this Agreement by the Company has been duly approved by the Board of Directors of the Company and all other actions required to authorize and effect the offer and sale of the Shares has been duly taken and approved.

         4.3 The Shares have been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be duly and validly issued, fully paid and non-assessable.

         4.4 The Company has not employed any broker, finder or similar agent and no person or entity with which it has had any dealings or any communications of any kind is entitled to any brokerage, finder's or placement fee or any similar compensation in connection with the sale of the Shares.

         4.5 The Company shall use the proceeds from the sale of the Shares solely as follows:

         4.5.1 $100,000 shall be deposited into the Company's operating account (the "Operating Account) The funds in such account shall be used solely to satisfy the Company's liabilities set forth in Schedule A attached hereto (the "Specified Liabilities."). Any balance remaining in such account after fully satisfying the Specified Liabilities shall be transferred and deposited into the Special Capital Account (as hereinafter defined).

         4.5.2 $100,000 shall be used by the Company to pay or reimburse Schreter for any accrued but unpaid salary or expenses, provided that in exchange for such payment, Schreter hereby agrees that her employment agreement with the Company shall be deemed terminated and of no further force and effect and Schreter shall not be entitled to receive thereunder or otherwise any further salary, reimbursement for expenses or severance except as may be authorized by the New Board (as hereinafter defined).

         4.5.3 $50,000 shall be deposited into a segregated working capital account in the name of the Company (the "Special Capital Account") and the signatories on such account shall as approved by the New Board.

         4.6 Except for the Specified Liabilities (which will be satisfied in full out of the Special Operating Account) and the liabilities of the Company specifically set forth in Schedule B attached hereto (the "Excluded Liabilities), as of the date hereof the Company does not have any indebtedness or obligations relating to or arising out of the Company's operations, and, in any event, any such indebtedness or obligations will not in the aggregate exceed the net amount realized by the Company from accounts receivable outstanding as of the date hereof.

         4.7 Except for the employment agreement between the Company and Schreter to be terminated as set forth above, the Company is not a party to, nor is it or its assets otherwise bound by, any lease, supply contract, employment or consulting agreement or any other contractual agreement, whether oral or in writing.

         4.8 Since December 31, 2000, the Company has not conducted any business except for the winding down of its affairs and there has been no material adverse change in the operations or condition (financial or otherwise) of the Company other than the incurrence of liabilities and obligations that are included in the Specified Liabilities or the Excluded Liabilities.

         4.9 Simultaneous with the execution of this Agreement, all of the Company's directors except for Schreter shall resign and Schreter shall appoint Subscriber and Ian Rice to the Company's board of directors (as so composed, the "New Board") subject only to giving shareholders notice thereof as provided in Rule 14(f)-1 of the Securities and Exchange Act of 1934, as amended.

         4.10 The capitalization of the Company on the date hereof is as set forth in the Company's quarterly report on Form 10-QSB for the three months ended December 31, 2000, as filed with the SEC. The Shares will represent approximately 61% of the total issued and outstanding shares of Common Stock (on a fully diluted basis) on the date hereof.

         5. Indemnification. Subscriber hereby agrees to indemnify and hold harmless the Company and the Company's officers, directors, employees, agents, counsel and affiliates from and against any and all damages, losses, costs, liabilities and expenses (including, without limitation, reasonable attorneys' fees) which they, or any of them, may incur by reason of Subscriber's failure to fulfill any of the terms and conditions of this Agreement or by reason of Subscriber's breach of any of his representations and warranties contained herein. This Agreement and the representations and warranties contained herein shall be binding upon Subscriber's heirs, executors, administrators, representatives, successors and assigns. THE COMPANY HAS BEEN ADVISED THAT THE INDEMNIFICATION OF THE COMPANY, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, COUNSEL AND AFFILIATES IS DEEMED TO BE VOID AS AGAINST PUBLIC POLICY AND UNENFORCEABLE IN SOME STATES.

         6. Arbitration Agreement.

         6.1 Subscriber represents, warrants and covenants that any controversy or claim brought directly, derivatively or in a representative capacity by him or in his as a present or former securityholder, whether against the Company, in the name of the Company or otherwise, arising out of or relating to any acts or omissions of the Company, or any securityholder or any of their officers, directors, agents, affiliates, associates, employees, counsel or controlling persons (including without limitation any controversy or claim relating to a purchase or sale of the Shares) shall be settled by binding arbitration under the United States Federal Arbitration Act in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA") and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Any controversy or claim brought by the Company against Subscriber, whether in his capacity as present or former securityholder of the Company in or against any of Subscriber's agents, affiliates, associates, employees, counsel or controlling persons shall also be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the AAA and judgment rendered by the arbitrators may be entered in any court having jurisdiction thereof. In arbitration proceedings under this Paragraph 6, the parties shall be entitled to any and all remedies that would be available in the absence of this Paragraph 6 and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable. This Paragraph 6 shall apply, without limitation, to actions arising in connection with the offer and sale of the Shares under any Federal, state, foreign securities or other laws.

         6.2 The arbitration of any dispute pursuant to this Paragraph 6 shall be held in New York.

         6.3 This Paragraph 6 is intended to benefit the securityholders, agents, affiliates, associates, employees, counsel and controlling persons of the Company, each of whom shall be deemed to be a third party beneficiary of this Paragraph 6, and each of whom may enforce this Paragraph 6 to the full extent that the Company could do so if a controversy or claim were brought against it.

         6.4 Subscriber acknowledges that this Paragraph 6 limits a number of Subscriber's rights, including without limitation (i) the right to have claims resolved in a court of law and before a jury; (ii) certain discovery rights; and
(iii) the right to appeal any decision.

         7. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Delaware.

         8. Execution in Counterparts. This Agreement may be executed in one or more counterparts.

         9. Persons Bound. This Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and permitted assigns and on Subscriber and his respective heirs, executors, administrators, successors and permitted assigns.

         10. Entire Agreement. This Agreement, when accepted by the Company, will constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Agreement may not be modified, changed, waived or terminated other than by a writing executed by all the parties hereto. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

         11. Assignability. Each of the parties hereto agrees that he or it may not assign any of its rights or obligations hereunder without the prior written consent of the other party hereto.

         12. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission, sent by certified, registered or express mail, postage prepaid, or by overnight courier to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails.

         13. Interpretation.

         13.1 When the context in which words are used in this Agreement indicates that such is the intent, singular words shall include the plural, and vice versa, and masculine words shall include the feminine and neuter genders, and vice versa.

         13.2 Captions are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

                [Remainder of this page intentionally left blank]

                            SUBSCRIBER SIGNATURE PAGE

The undersigned, desiring to subscribe for such number of Shares of Caring Products International, Inc. (the "Company"), as set forth below, acknowledges that he has received and understands the terms and conditions of the Agreement attached hereto and that he does hereby agree to all the terms and conditions contained therein.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of this 30th day of March, 2001.

Dollar Amount of Investment:        US$250,000
Number of Shares Subscribed for:    9,000,000


Exact name of Subscriber (please print):    Raymond A. Bills

                              /s/ Raymond A. Bills
                              -------------------------------------


Residence or Mailing Address:           38 Spur Circle, Scottsdale, AZ 85259
Telephone Numbers (include Area Code):  (802) 994-8164
Social Security Number::                [***]
Mailing Address for Correspondence
from the Company (if different from above):

                           ACCEPTANCE OF SUBSCRIPTION

The subscription set forth herein is accepted by Caring Products International, Inc. to the extent of US$250,000 in consideration for 9,000,000 shares of Common Stock, as of this 30th day of March, 2001.

         CARING PRODUCTS INTERNATIONAL, INC.

         By:    /s/ Susan A. Schreter
         Title: President
                ----------------------------

AGREED TO THE PROVISIONS OF SECTION 5

/s/ Susan A. Schreter
--------------------------------------------
Susan A. Schreter

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                                   APPENDIX A

                         INVESTOR SUITABILITY STANDARDS


         A purchase of Shares pursuant to the Subscription Agreement involves a high degree of risk and is suitable only for persons of substantial financial means who have no need for liquidity in their investments. The offer, offer for sale, and sale of the Shares are intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act "), pursuant to Regulation D promulgated thereunder ("Regulation D") or another exemption thereunder and are intended to be exempt from the registration requirements of applicable state securities laws.

         Rule 501(a) of Regulation D defines an "accredited investor" as any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

    (1) Any bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

    (2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

    (3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose or acquiring the securities offered, with total assets in excess of $5,000,000;

    (4) Any director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer;

    (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

    (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

    (7) Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); or

    (8) Any entity in which all of the equity owners are accredited investors.

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                                   Schedule B

                              Excluded Liabilities

1. The fees and expenses of Bryan Cave LLP in connection with the preparation and execution of the Subscription Agreement and related documents.

2. Any fees and expenses of Grant Thorton LLP for the audit of the Company's financials for the fiscal year ending March 31, 2001 in excess of $15,000 on account of the Company engaging in a merger, acquisition or similar material transaction between March 30, 2001 and the filing of the Company's annual report on Form 10-KSB for the fiscal year ended March 31, 2001.